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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66573-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PMIB, LLC DBA Pagemill Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto (City) **CA** (State) **94304** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sunstrum **650-233-4877**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

84 South First Street, Third Floor (Address) **San Jose** (City) **CA** (State) **95113** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, William Sundstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMFB, LLC as of 12/31/07 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of Santa Clara } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ~~_____~~
2 ~~_____~~
3 ~~_____~~
4 ~~_____~~
5
6
7
8 ____________________ ____________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

JENNIFER CARLOTTA
Comm. No. 1753112
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires July 8, 2011

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me this 28 (Date) day of February (Month), 2008 (Year), by

(1) William Sunstrum
Name of Signer(s)

(2) ____________________
Name of Signer(s)

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: __________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

FINANCIAL STATEMENTS

December 31, 2007 and 2006

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Members

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

We have audited the statements of financial condition of PMIB, LLC dba Pagemill Partners, LLC as of December 31, 2007 and 2006 and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of PMIB, LLC dba Pagemill Partners, LLC as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

San Jose, California
February 27, 2008

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 345,434	$ 231,525
Client receivables, net	470,850	162,729
Unbilled revenue	120,000	-
Prepaid expenses	103,228	56,404
TOTAL CURRENT ASSETS	1,039,512	450,658
DEPOSITS	40,375	40,375
PROPERTY AND EQUIPMENT, net	88,083	100,294
TOTAL ASSETS	$ 1,167,970	$ 591,327
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 14,380	$ 91,148
Unearned revenue	39,524	-
Accrued expenses	368,004	93,294
TOTAL CURRENT LIABILITIES	421,908	184,442
MEMBERS' EQUITY	746,062	406,885
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,167,970	$ 591,327

See Notes to Financial Statements

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF INCOME

Years ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Success fees	$ 15,290,072	$ 6,977,650
Engagement fees	2,375,309	1,610,001
Professional service fees	882,213	620,000
Reimbursed expenses and consulting fees	380,509	232,729
TOTAL REVENUES	18,928,103	9,440,380
OPERATING EXPENSES		
Salaries	11,787,533	7,411,610
Travel and entertainment	1,071,022	664,033
Rent	473,859	387,741
Payroll taxes	331,087	248,835
Dues and subscriptions	300,481	281,632
Employee benefits	267,889	173,013
Professional fees	261,273	122,474
Outside services	233,339	188,322
Marketing	113,298	139,309
Telephone	112,312	110,044
Depreciation	57,928	43,799
Other	180,881	192,779
TOTAL OPERATING EXPENSES	15,190,902	9,963,591
OPERATING INCOME (LOSS)	3,737,201	(523,211)
OTHER INCOME (EXPENSE)		
Interest income	73,498	29,550
Bad debts	53,914	-
Member receivables forgiven	-	(56,717)
TOTAL OTHER INCOME (EXPENSE)	127,412	(27,167)
NET INCOME (LOSS)	$ 3,864,613	$ (550,378)

See Notes to Financial Statements

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Years ended December 31, 2007 and 2006

Balance at January 1, 2006	$ 372,872
Net loss	(550,378)
Capital contributions	813,214
Distributions	(228,823)
Balance at December 31, 2006	406,885
Net income	3,864,613
Capital contributions	100,000
Receivable from members	(100,000)
Distributions	(3,525,436)
Balance at December 31, 2007	$ 746,062

See Notes to Financial Statements

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

Years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 3,864,613	$ (550,378)
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	57,928	43,799
Decrease in allowance for doubtful accounts	(105,000)	-
Member receivables forgiven	-	56,717
Decrease (Increase) in operating assets:		
Client receivables	(203,121)	(44,287)
Unbilled revenue	(120,000)	-
Prepaid expenses	(46,824)	7,273
Increase (Decrease) in operating liabilities:		
Accounts payable	(76,768)	157,112
Accrued expenses	80,670	47,003
Unearned revenue	39,524	-
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,491,022	(282,761)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in property and equipment	(45,717)	(86,263)
Increase in deposits	-	(40,375)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(45,717)	(126,638)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) in checks drawn in excess of available bank balance	-	(19,289)
Capital contributions	-	700,000
Repayment of note payable to former member	-	(115,989)
Distributions to members	(3,331,396)	(228,823)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(3,331,396)	335,899
NET INCREASE (DECREASE) IN CASH	113,909	(73,500)
CASH, BEGINNING OF YEAR	231,525	305,025
CASH, END OF YEAR	$ 345,434	$ 231,525

See Notes to Financial Statements

(1) Summary of significant accounting policies

Nature of operations – PMIB, LLC dba Pagemill Partners, LLC (the "Company") was formed on January 15, 2003 as a limited liability company under the laws of the State of California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company assists businesses that want to go through the Mergers and Acquisitions (M&A) process. It manages both buy and sell side transactions, private placements, divestitures, leveraged buyouts (LBOs) and does fairness opinions, valuations and advisory work. The Company's principal focus is on the technology sector. The Company's clients include both domestic and foreign entities.

The rights and obligations of the equity holders of the Company (the "Members") are governed by its Fourth Amended and Restated Limited Liability Company Operating Agreement (Operating Agreement) dated January 1, 2007. The Operating Agreement was amended and restated to admit two new members per terms and conditions set forth therein. Each member's interest in the Company is represented by membership points.

The Operating Agreement provides for the dissolution of the Company upon the earliest to occur of either: (a) failure of the Company to have at least one managing member; (b) permanent cessation of the Company's business; (c) an election by the managing members to dissolve the Company; or (d) any other event which results in a mandatory dissolution of the Company under the California Beverly-Killea Limited Liability Act.

In accordance with the Operating Agreement, items of income, gain, loss, deduction and credit will be allocated among the Members proportionately in accordance with the respective number of membership points held by them. This is subject to the limitation that items of loss and deduction allocated to any member with respect to any taxable year will not exceed the maximum amount of such items that can be so allocated to such member without causing the member to have a deficit balance in its capital account in excess of the amount of the members' obligation, if any, to restore such deficit capital account, computed in accordance with the appropriate income tax regulations. Additionally, no distribution shall be made if and to the extent that such distribution would cause the Company to be insolvent or cause the Company to be in violation of minimum capitalization requirements pursuant to applicable Acts and Laws set forth by governing bodies.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Summary of significant accounting policies (continued)

Revenue recognition – The Company derives revenue by way of engagement fees, success fees and professional service fees. For the year ended December 31, 2007, success fees approximated 80% of all revenues earned during the year.

Engagement fees: New clients are assessed non-refundable engagement fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods generally range for up to six months, but can be longer. Single payment engagement fees relating to sell side engagements are recognized over the period it takes to bring the project to market. Monthly engagement fees, typically associated with buy side transactions requiring ongoing efforts, are recognized ratably during the month.

Success fees: Success fees are owed to the Company on the completion of a merger or similar transaction. The fee is stipulated in the contract and generally includes a percentage of the closing amount, as well as a fixed price for which services have been performed. Success fees are recognized when the transaction has closed and fees have been received.

Professional fees: Fees for professional services are generally due to the Company 50% upon signing of an engagement letter and 50% upon completion of the final report. Total fees associated with the project are recognized based on the Company's estimate of the percentage-of-completion of the individual projects. Amounts related to over and under billings at year end are reflected in the financial statements as assets or liabilities as appropriate.

Client receivables – Client receivables are stated net of an allowance for doubtful accounts. The allowance is based upon analysis of specific accounts, taking into consideration the probability of collection of such accounts. The allowance for doubtful accounts was $45,000 and $150,000 at December 31, 2007 and 2006, respectively.

Concentrations of credit risk – Financial instruments, which potentially subject the Company to a concentration of credit risk, include cash and receivables from clients.

Cash is maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. Cash balances with the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company maintains a money market account with a brokerage firm. Balances are insured against loss up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation (SIPC). At various times during the year, the Company's cash in bank balances exceeded the federally insured limits.

Concentrations of credit risk with respect to receivables are limited due to the large number of customers comprising the Company's client base.

Fair value of financial instruments – The carrying amounts reflected in the statement of financial condition for cash and receivables approximate their respective fair values due to the short maturities of those instruments.

(1) Summary of significant accounting policies (continued)

Depreciation - Depreciation is computed on the straight-line method over the estimated useful lives of assets. For this purpose, the estimated useful life of all assets is expected to be three years.

Advertising costs - Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2007 and 2006 was $113,298 and $139,309, respectively.

Income taxes – The Company is treated as a partnership for income tax purposes. Accordingly, no provision has been made for federal income taxes since these are the responsibility of the individual members. The Company's net income or loss is allocated to its members in accordance with its limited liability company agreement. The Company operates in the state of California and is subject to the minimum filing fee requirements in that state.

(2) Recently issued accounting pronouncements

SFAS 157 - In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS 157 in the fiscal year beginning January 1, 2008. Management is currently evaluating the effects, if any, that this pronouncement may have on its financial statements.

SFAS 159 - In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. FASB 159 will be effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact, if any, that FASB 159 could have on its financial statements.

(3) Change in regulatory organization

Effective July 2007 the NASD and the New York Stock Exchange member regulation functions consolidated to form a new Broker Dealer compliance organization called Financial Industry Regulatory Authority (FINRA). In order to facilitate the merger each NASD member organization was paid $35,000. This fee is included in professional service fees in 2007.

(4) Ownership changes

On January 1, 2007, the Company admitted two new members as managing members of the Company. Concurrent with the admission, the incoming members made capital contributions in the form of member receivables of $50,000 each. Total member receivables at December 31, 2007 were $100,000

On December 27, 2007, the Company entered into a separation agreement with a member whereby the Company redeemed all of the member's interests. At December 31, 2007, $194,040 was payable to the departed member under terms of the agreement.

(5) Property and equipment, net

	December 31,	
	2007	2006
Cost		
Office equipment	$ 51,232	$ 41,052
Computer equipment	155,342	124,227
Computer software	20,595	16,173
Leasehold improvements	5,800	5,800
Furniture and fixtures	8,612	8,612
Total cost	241,581	195,864
Accumulated depreciation	(153,498)	(95,570)
Property and equipment, net	$ 88,083	$ 100,294

The aggregate depreciation charged to operations was $57,928 and $43,799 for the years ended December 31, 2007 and 2006, respectively.

(6) Employee benefit plan

The Company sponsors a 401(k) Profit Sharing Plan (the Plan) that covers substantially all employees meeting necessary age requirements. The Plan provides for voluntary salary reduction contributions of up to 90% of eligible annual compensation, subject to annual Internal Revenue Code limitations. Employer contributions to the Plan are discretionary. During the years ended December 31, 2007 and 2006, no employer contributions were made to the Plan.

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of ($84,536), which was ($112,663) less than its required net capital of $28,127.

(8) Operating leases

The Company leases office facilities and equipment under operating leases. The facilities lease, which includes an annual increase of 3%, is being expensed on a straight-line basis.

Future minimum lease payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Years Ending December 31,		
2008	$	503,173
2009		257,297
2010		6,849
2011		6,849
2012		6,849
Totals	$	781,017

(9) Cash flow disclosures

Cash consists of cash on hand, bank demand deposit accounts and money market accounts.

The following is a summary of supplemental cash flow information for the years ended December 31, 2007 and 2006:

	Years Ended December 31, 2007	2006
Noncash investing and financing activities:		
Accrued member distributions payable	$ 194,040	$ -
New members' capital contributions receivable at year end	$ 100,000	$ -
Payable to member converted into equity	$ -	$ 113,214

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

In planning and performing our audit of the financial statements of PMIB, LLC dba Pagemill Partners, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We noted the following matters involving the control environment over financial reporting and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of PMIB, LLC dba Pagemill Partners, LLC for the year ended December 31, 2007 and this report does not affect our report thereon dated February 27, 2007.

The Company failed to be in compliance with its net capital requirement at December 31, 2007. MHM recommends the Company improve its oversight of its net capital requirement calculation to insure it meets all regulatory requirements. Management responded by noting that it is very cognizant of the importance of maintaining adequate net capital. A non-operating related isolated incident occurred on December 31st where the withdrawal of a members' interest resulted in the reclassification of capital to a current liability. The capital deficiency was rectified within two days through the collection of client receivables and the firm did not conduct securities business during that period.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standards No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

MHM

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

San Jose, California
February 27, 2008

ADDITIONAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Members

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

We have audited the financial statements of PMIB, LLC dba Pagemill Partners, LLC as of December 31, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

San Jose, California
February 27, 2008

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

SCHEDULE I

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2007
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 746,062
2. Deduct: ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		746,062
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		746,062
6. Deduction and/or charges:		
a. Total non-allowable assets included in Statement of Financial Condition:	$ 822,536	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges contingent liability	-	822,536
7. Other additions and/or allowable credits:		-
8. Net capital before haircuts on securities positions		(76,474)
9. Haircuts on securities:		
a. Contractual securities commitments		
b. Subordinated securities borrowings		
c. Trading and investment securities:		
i. Exempted securities		
ii. Debt securities		
iii. Options		
iv. Other securities		8,062
d. Undue concentration (illiquid investment securities)		
e. Other		
10. Net capital		$ (84,536)

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

SCHEDULE II

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2007
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6 - 2/3% of line 19)	$	28,127
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	28,127
14. Excess net capital (line 10 less 13)	$	(112,663)
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	(126,727)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	421,908
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	421,908
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		(4.991)

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

SCHEDULE III

FINANCIAL GROUP, INC.
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2007)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	42,583
Net audit adjustments:		
Additional accrued liabilities		(127,119)
Net capital as reported on line 10 of Schedule I	$	(84,536)

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	294,789
Net audit adjustments:		
Additional accrued liabilities		127,119
Total aggregate indebtedness as reported on line 19 of Schedule II	$	421,908

END